820-3120

DSM

02028476

سابك
sabic

SUPPL

12E

Heerlen/Ryadh, 3 April 2002

Joint press release

SABIC to acquire DSM's petrochemicals business

DSM and SABIC, the largest petrochemicals producer in the Middle East, have reached an agreement in principle on the purchase of DSM's petrochemicals business by SABIC. The transaction involves the transfer of all shares of the companies that together form DSM Petrochemicals (DPC), the associated DPC participations and sales activities, and the related technology positions, patents and trade names. After the closing, the transaction will take retroactive effect from 1 January 2002. DSM and SABIC expect the closing to take place around 30 June 2002 .

The total consideration of the transaction is EUR 2.250 billion; half of this amount will be paid upon closing and the other half 4.5 years after the closing. As from the closing, DSM will account for the net revenue of the sale based on its Net Present Value.

DSM has asked the Works Councils involved to give their advice on this proposed transaction in accordance with legal requirements. Where required the trade unions have also been informed. The transaction requires the approval of the European Commission and may also have to be notified to competition authorities outside the European Union.

DSM was supported in the transaction process by Credit Suisse First Boston. SABIC was advised by JP Morgan Chase.

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DSM

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Strategy

Through this acquisition, SABIC is taking a major step forward in the implementation of its strategy, which is aimed at becoming a leading global player in petrochemicals. This acquisition will move SABIC from 22nd position to 11th position in the global petrochemical industry, and will establish SABIC as the third and fourth global player in the polyethylene and polypropylene businesses respectively.

Mr Mohamed H. Al-Mady, Vice-Chairman and Managing Director of SABIC's Board of Directors, gave the following comment: *"This is an exciting proposition for our company. The acquisition of DSM's successful petrochemical business makes sound strategic and economic sense for SABIC. It will provide us with a strong entry position in the European market and a springboard for SABIC's ambition to become a sector leader worldwide. The intended acquisition brings together experienced management teams, successful R&D divisions and a group of skilled people unrivalled in the industry. This will be good news for our customers and suppliers, and provides security and growth opportunities for petrochemical manufacturing in Europe."*

By selling its petrochemicals business DSM realizes a major element of its strategy, formulated at the end of 2000, of developing into a specialty company focusing on advanced biotechnological and chemical products for the life science industry and performance materials (Vision 2005: Focus and Value). Commenting on the proposed agreement, Mr. Peter Elverding, Chairman of DSM's Managing Board of Directors, said: *"This transaction fits in very well with our Vision 2005 strategy. SABIC is a very strong and highly committed player in the petrochemicals business. Over the years, DSM Petrochemicals has made an excellent contribution to DSM's performance and I am convinced that this transaction will secure its future. DSM will now concentrate on further implementing Vision 2005: Focus and Value."*

DSM

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DSM Petrochemicals

In 2001 DSM Petrochemicals generated sales of EUR 2.4 billion. It annually sells about 2.6 million tonnes of polymers, mainly in Europe.

The proposed sale of DSM's petrochemical activities to SABIC specifically concerns DSM Hydrocarbons B.V., DSM Polyethylenes B.V., DSM Polypropylenes B.V. (all in the Netherlands), DSM Polyolefine GmbH (DPO, Germany), and DSM Hydrocarbons Americas Inc and DSM Polypropylenes North America Inc in the United States. In anticipation of the intended sale, these businesses were merged into one organization on 1 January 2001 to form the business group DSM Petrochemicals (DPC). In addition, the proposed sale includes DSM's interests in DSM Transport Maatschappij (DTM Pipelines), the integrated pipeline grid in Northwestern Europe (ARG and PALL) and various DPC participations in China and Malaysia. The proposed sale further includes all related technology positions and the activities of the Stamicarbon licensing department for DPC and dedicated activities of DSM's support departments, such as the petrochemicals-related activities of DSM Research and DSM dedicated sales activities of DPC in Belgium, Denmark, France, Spain, Italy, Germany, the UK and Turkey, as well as DSM Sales International and the shared services.

Employees and Site relations

In total about 2,300 DSM employees will be transferred to Sabic. DPC employs 2,060 people, of whom about 1,530 are based in Geleen (Netherlands) and 530 in Gelsenkirchen (Germany). The dedicated DPC activities of other DSM units involve a total of about 220 people.

The DPC employees based in Geleen (Netherlands) will be transferred by law to a new company, De Petrochemicals Limburg B.V. The Collective Labour Agreement of DSM Limburg B.V., their current formal employer, will remain in force for them throughout its duration (until 1 April 2003), except for a few provisions that directly relate to DSM N.V., such as the annual profit sharing scheme and the employee option scheme. In consultation with the trade unions, proper alternatives for these schemes will be sought.

At the Gelsenkirchen (Germany) site, the formal employer and legal entity DSM Polyolefine GmbH (DPO) will continue to exist as such; the shares in this company will be transferred to SABIC.

The transaction will not lead to any changes in the terms of employment in force. The same holds for the transfer to SABIC of DSM employees who are not currently employed within DPC or DPO.

DSM

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sabic

This deal will lead to a strong partnership between DSM and SABIC. At the Geleen (Netherlands) site specifically the partners will have mutual interdependencies regarding the supply of feedstocks and products and the provision of services and utilities.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of EUR 8 billion and employs about 22,000 people (year-end 2001) at more than 100 sites worldwide.
DSM ranks among the global leaders in many of its fields. The company's strategy is aimed at generating sales of approx. EUR 10 billion in 2005. At least 80% of these sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. As such, this Vision 2005 strategy represents an acceleration of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

DSM will use the revenues from the sale of its petrochemicals business to make acquisitions in specialty chemicals, in line with the announcements made in 2000, when the company presented its new strategy Vision 2005. At the time, DSM indicated that the planned divestment and acquisitions might not coincide. This may indeed prove to be the case. DSM considers it to be of the utmost importance that the course charted in Vision 2005 be pursued and that the envisaged transformation be completed.Therefore, the revenues from the sale of the petrochemicals business will be brought under the management of a subsidiary company, DSM Vision 2005 B.V. In principle, the revenues from the divestment of EBN (Energie Beheer Nederland) will also be brought under the management of this company.
DSM Vision 2005 B.V. will issue priority shares to a priority shares foundation. The company will require this foundation's approval for a number of decisions, including the decision to use the resources it manages for purposes other than those defined in Vision 2005. Three members of the DSM Managing Board and three members of the DSM Supervisory Board will be appointed to the governing board of this foundation. This arrangement will in principle be of limited duration and will last for the period set for the implementation of the strategy, in other words until the end of 2005 at the latest.

DSM

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sabic

SABIC

The Middle East's largest petrochemicals company, SABIC, is based in Riyadh, Saudi-Arabia. It was founded in 1976, when the Saudi Arabian government decided to use the hydrocarbon gases released in the production of oil as raw materials for the production of chemicals and polymers.

The Saudi Arabian government owns 70% of the SABIC shares. The remaining 30% are held by private investors in Saudi Arabia and other countries of the Gulf Cooperation Council.
SABIC's business activities have been organized into Strategic Business Units (SBU), which have been clustered in five Industry Groups: Basic Chemicals, Polymers, Intermediates, Fertilizers and Metals.

SABIC has two large industrial sites in Saudi Arabia (Al-Jubail and Yanbu), with sixteen world-scale production complexes. Some of these production complexesare operated with multi-national partners, such as Exxon Mobil, Shell, Fortum, Ecofuel/ENI and Mitsubishi Chemicals. In addition, SABIC has interests in three production complexesin Bahrain. Over the last sixteen years SABIC's overall production capacity has increased considerably. In 2001 it amounted to 35 million mtpa in 2001.

SABIC employs about 14,500 people worldwide, most of whom are based in Saudi-Arabia. In 2001 SABIC posted sales of approx. SR 29 billion (EUR 8.9 billion) and a net profit of approx. SR 1.8 billion (EUR 550 million).

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5713741
E-mail: investor.relations@dsm.com
Internet: http://www.dsm.com